LETTERHEAD OF MORRISON & FOERSTER LLP
May 7, 2007

Via Edgar and Overnight Delivery

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, NE
Washington, DC 20549
Attention: William A. Bennett, Esq.

Re:	FP Technology, Inc.

Amendment No. 1 to Registration Statement on Form SB-2

File No. 333-140869

Filed April 3, 2007

Dear Mr. Bennett:

This letter is being filed in response to comments received from the staff of the Securities and Exchange Commission (the “Staff”) by letter dated April 18, 2007 (the “Staff Letter”) with respect to Amendment No. 1 to Registration Statement on Form SB-2 filed by FP Technology, Inc. (the “Company”) with the Securities and Exchange Commission (the “Commission”) on April 3, 2007 (the “Registration Statement”). The numbering of the paragraphs below corresponds to the numbering of the Staff Letter, the text of which we have incorporated into this response letter for convenience.

Page references in the text of the Company’s responses below correspond to the page numbers of Pre-Effective Amendment No. 2 to the Registration Statement, which is being filed on EDGAR concurrently with this letter.

General

1.	We await your response to prior comments one, 10, 11, 16, 17, 18, 19 and 21. Please submit these responses with your next amendment as we may have further comments.

The Company has removed from Amendment No. 2 to the Registration Statement (i) 563,798 shares of common stock, (ii) 1,040,000 shares issuable upon conversion of Senior Secured Convertible Notes due 2009, and (iii) 1,650,000 shares of common stock issuable upon exercise of warrants. The Registration Statement now covers only 1,500,000 shares of common stock and no shares issuable upon derivative instruments (notes or warrants). The 1,500,000 shares included for registration represents approximately 34.4% of the 4,362,300 shares held by non-affiliates (based on the beneficial ownership table contained on page 61 of the Registration Statement).

We believe that as currently constituted, the Registration Statement is appropriately characterized as a secondary offering eligible to be made under Rule 415(a)(1)(i).

Furthermore, it appears that the information requested in response to prior comments 10, 11, 16, 17, 18, 19 and 21 would be immaterial given the compliance with Rule 415(a)(1)(i) and the elimination from the Registration Statement of all shares issuable upon derivative instruments.

Exchange-Offer, page 2

2.	Clarify why management began exploring the possibility of restructuring the CAP Notes in late 2006.

In response to the Staff’s comment, the Company has revised this section to include the requested disclosure. See pages 2-3 of Amendment No. 2 to the Registration Statement.

Recent Financings, page 23

3.
In response to prior comment 20, you indicate that you have a reasonable basis to believe you have the financial ability to make all required payments (whether in cash or stock) under the convertible notes and warrants, “subject to the availability of refinancing opportunities upon the maturity of the New Convertible Notes.” Please discuss what these refinancing opportunities are and clarify whether you have the ability to make all required payments solely in cash.

In response to the Staff’s comment, the Company has revised this section to include the requested disclosure. See page 25 of Amendment No. 2 to the Registration Statement.

Security Ownership of Certain Beneficial Owners and Management, page 56

4.	Update the number of shares outstanding to most recent practicable date. Provide similar updates to the Selling Stockholder section.

In response to the Staff’s comment, the Company has revised this section to include the requested disclosure. See pages 56 and 60 of Amendment No. 2 to the Registration Statement.

Selling Stockholders, page 59

5.
We note your response to prior comment 20; however, your revised disclosure on page 63 only refers to “certain” of the selling shareholders. Tell us why your disclosure excludes some of the selling shareholders and indicate whether these other selling shareholders have existing short positions requested in prior comment 20.

The Company has revised its disclosure under “Selling Stockholders” on page 63 of Amendment No. 2 to accurately reflect the information that it received from the selling stockholders with respect to short positions.

*  *  *

The Company respectfully requests the Staff’s assistance in completing the review of the Registration Statement. Upon completion of the Staff’s review, the Company intends to request acceleration of the effectiveness of the Registration Statement immediately following the update of the Company’s financial statements pursuant to Rule 3-12 of Regulation S-X. The Company’s request for acceleration will include the acknowledgements specified in the Staff Letter.

Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding the Amendment or this response letter to the undersigned at (213) 892-5290 or Jeannette Filippone at (858) 314-5412. My facsimile is (213) 892-5454.

Sincerely,

     /s/ Allen Z. Sussman

Allen Z. Sussman

cc: William Santo, CEO